SILVERMAN SCLAR SHIN & BYRNE PLLC
381 Park Avenue South
Suite 1601
New York, New York 10016
212.779.8600
____________

Facsimile: 212.779.8858
Direct Facsimile: 917.720.0863

August 31, 2011

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Preliminary Proxy Statement on Schedule 14A
(SEC filing No. 001-13441)

Dear Mr. Riedler:

On behalf of Hemispherx Biopharma, Inc. (the "Company"), we hereby respond to the comment contained in your August 31, 2011 comment letter.

Comment.        We note you have included a proposal in your proxy statement soliciting a shareholder advisory vote on executive compensation.  Please revise your proxy statement to also include a separate proposal soliciting a shareholder advisory vote on the frequency of shareholder votes on executive compensation as required by Rule 14A-21(b).

Response:       The Company’s proxy statement for its last annual meeting held on March 17, 2011 contained the required proposal soliciting a shareholder advisory vote on the frequency of shareholder votes on executive compensation as required by Rule 14A-21(b).  Accordingly,  pursuant to Rule 14A-21(b), no such proposal is required in the proxy statement for the upcoming Annual Meeting.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing,
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Richard Feiner
Richard Feiner